FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”) 1560-200 Burrard Street Vancouver, BC V6C 3L6

2.	Date of Material Change

July 14, 2004

3.	News Release

A news release with respect to the material change referred to in this report was issued through newswire services on July 14, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton”) announced that Coeur d’Alene Mines Corporation (“Coeur”) has not yet made a formal offer to Canadian shareholders of Wheaton. Although Coeur has filed a registration statement in the United States relating to an offer to US shareholders of Wheaton, Coeur has not filed a take-over bid circular with applicable Canadian securities regulatory authorities and so is not in a position to make a legal offer to Wheaton’s Canadian shareholders.

5.	Full Description of Material Change

Wheaton River announced that Coeur has not yet made a formal offer to Canadian shareholders of Wheaton. Although Coeur has filed a registration statement in the United States relating to an offer to US shareholders of Wheaton, Coeur has not filed a take-over bid circular with applicable Canadian securities regulatory authorities and so is not in a position to make a legal offer to Wheaton’s Canadian shareholders.

As previously announced, the Board of Directors of Wheaton has appointed a Special Committee of directors who are independent of Wheaton management. The Committee will consider the Coeur offer and make recommendations to the full Board. The Special Committee has engaged Orion Securities Inc. to act as its financial advisers.

Wheaton encourages its shareholders not to deposit any common shares of Wheaton to the Coeur offer and not to take any other action concerning the offer until shareholders have received further communications from the Board of Directors of Wheaton.

After receiving the report and recommendations of the Special Committee, the Board will issue a Directors’ Circular concerning the Coeur offer. The Directors’ Circular will contain important information including the Special Committee’s views concerning the Coeur offer and the Board’s recommendation as to whether Wheaton shareholders should accept or reject the Coeur offer.

Wheaton also announced that Frank Giustra and Neil Woodyer will step down as directors of Wheaton effective immediately, but will continue in their advisory role through the company’s relationship with Endeavour Financial. The Board of Wheaton is now comprised of Larry Bell, Douglas Holtby, Eduardo Luna, Antonio Madero, Ian McDonald and Ian Telfer.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 23rd day of July, 2004.

Per:	/s/ Ian W. Telfer
Ian W. Telfer Chairman and Chief Executive Officer